FOR IMMEDIATE RELEASE

         NEWS RELEASE

CANALASKA AT CORDILLERAN MINERAL ROUNDUP CONFERENCE

Vancouver, Canada, January 26th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) wishes to announce its participation at the Mineral Exploration Roundup - January 27-29, 2009 at the Westin Bayshore Hotel, Vancouver.  The Roundup is the world’s premier technical mineral exploration conference.  The Company will have representatives available to meet with shareholders and to discuss technical aspects of its Athabasca uranium projects, including the planned activities of the Company’s 2009 drill season.

Participants are invited to meet the company at booth B61 on all days of the conference.

As previously announced on January 23rd, 2009, the Winter 2009 exploration has commenced on its Black Lake, Cree East, Fond Du Lac and West McArthur projects.  Exploration crews have initiated mobilization of supplies and equipment with the expectation that drilling will commence by January 28.

In other matters, the Board of Directors and members of its Compensation Committee have approved, subject to regulatory acceptance, the issuance of 5,535,000 incentive stock options to directors, officers, employees, advisors and consultants of CanAlaska.  The exercise price of the options will be $0.12 per common share, exercisable for a period of five years and shall include a two year-vesting provision.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$45 million exploring its properties and has delineated multiple uranium targets. The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. A Memorandum of Understanding has also recently been executed with mining partner East Resources Inc. to commence exploration on the NE Wollaston Project comprising a potential 100,000 metres of drill testing.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

January 26th, 2009